MORI HAMADA & MATSUMOTO

Marunouchi Kitaguchi Building
1-6-5 Marunouchi, Chiyoda-ku
Tokyo 100-8222, Japan

07023824

RECEIVED
2007 MAY 29 A 5:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 23, 2007

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

Dear Madams/Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of the Notice regarding the Allotment of Share Warrants as Stock Compensation-Type Stock Options, which was manually signed by Mr. Yoshiro Kubota, Director & Senior Managing Executive Officer of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

PROCESSED
MAY 31 2007
THOMSON FINANCIAL

Osamu Nakamoto
Attorney-at-law

ON:ruo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barclay Street, New York, New York 10286, U.S.A.

dlw 5/29

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

SEKISUI HOUSE

News Release

Notice regarding the Allotment of Share Warrants as Stock Compensation-Type Stock Options

May 17, 2007 – Sekisui House, Ltd. ("the Company") hereby announces that at the meeting of the Board of Directors held today the Company resolved the details of offering for stock compensation-type stock options to be issued for directors and executive officers of the Company in accordance with Article 236, 238 and 240 of the Corporate Law.

1. Reasons for issuance of stock compensation-type stock options

The Company will issue stock warrants to directors and executive officers of the Company as stock compensation-type stock options, while the amount to be paid in upon exercise of each share warrant will be one yen per share. The purpose is to enhance the motivation and morale of directors and executive officers in terms of raising the stock price and improving business performance by strengthening the link between the compensation system for directors and executive officers and the Company's stock price or business performance, and by having directors and executive officers share not only the merits of an increase in the stock price, but also the risks of a decline in the stock price with the shareholders.

2. Outline of issuance of share warrants

(1) Name of share warrants

No. 2 share warrants issuance (Stock compensation-type stock options)

(2) Total number of share warrants

55 units

The above number is the expected number of allotment. If the total number of share warrants is less than expected, such as in the case where no application was made, allotted total number of share warrants shall be deemed as the total number of share warrants.

(3) Type and number of shares to be issued upon exercise of share warrants

Type of shares to be issued upon exercise of share warrants shall be the common stock of the Company. The number of shares to be issued upon exercise of each share warrant shall be 1,000.

Regardless of the above, if the Company conducts a stock split (including an allotment of the Company's common stock without receipt of monetary consideration) or a stock consolidation, the Company shall adjust the number of shares to be issued upon exercise of each share warrant in accordance with the following equation.

Number of shares after the adjustment = Number of shares before the adjustment × stock split or stock consolidation ratio

The number of shares after the adjustment shall be applied, in the case of a stock split, after the day following the record date of the stock split, or in the case of a stock consolidation, after the effective date of the said stock consolidation. However, when a stock split is made under the condition that a proposal to increase the capital or the reserve by reducing the surplus shall be approved at the Company's general meeting of shareholders, and if a date prior to the closing of the said general meeting of shareholders is set as the record date for the stock split, the number of shares after the adjustment shall become retroactively applicable on the day following the said record date, which procedure may be conducted after the day following the closing date of the said general meeting of shareholders.

Other than the above, if an inevitable need arises after the date of issuance, the Company shall adjust the number of shares to be issued upon exercise of each share warrant as appropriate and to the extent reasonable.

Fractional number less than one share after the adjustment shall be truncated.

When adjusting the number of shares to be issued the Company shall, on or before the date immediately prior to the day on which the number of shares to be issued will be adjusted, send notice or otherwise publicly announce the relevant details to each person holding share warrants as provided in the register of share warrants ("Share Warrants Holder"). However, if notice or announcement cannot be made on or before the date immediately prior to the applicable adjustment date, notice or announcement shall be issued promptly thereafter.

(4) Amount to be paid upon exercise of each share warrant

The amount payable to the Company upon exercise of each share warrant shall be determined by multiplying one (1) yen, the per-share exercise price, by the number of common shares to be issued upon exercise of such share warrant.

(5) Exercise period of share warrants

The exercise period of share warrants shall be from June 8, 2007 through June 7, 2027.

(6) Matters concerning the amount of capital and additional paid-in capital increased by the issuance of shares upon exercise of share warrants

(i) The amount of capital increased by the issuance of shares upon exercise of share warrants shall be the amount obtained by multiplying the maximum limit of capital increase, as calculated in accordance with the provisions of Article 40, paragraph 1 of the Company Accounting Regulation, by 0.5, and any fraction of less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen.

(ii) The amount of additional paid-in capital increased by the issuance of shares upon exercise of share warrants shall be the amount obtained by deducting the capital to be increased, as provided in (i) above, from the maximum limit of capital increase, as also provided in (i) above.

(7) Restriction on the transfer of share warrants

Any transfer of share warrants requires the approval of the Board of Directors of the Company.

(8) Conditions regarding the acquisition of share warrants

The Company shall be able to acquire share warrants without any consideration on the day which shall be determined by the Board of Directors, if any of the following items (i), (ii), (iii), (iv) or (v) is approved by shareholders in a general meeting of shareholders, or where a shareholder approval in a general meeting of shareholders is not necessary, when approved by the Board of Directors.

(i) Approval of a merger contract pursuant to which the Company shall be a dissolving company.
(ii) Approval of an agreement or a plan for corporate split pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(iii) Approval of a share exchange agreement or a share transfer plan where the Company shall become a wholly-owned subsidiary of another company;
(iv) Approval of an amendment of the Company's Articles of Incorporation so that any acquisition by transfer of shares issued by the Company shall require approval of the Company;
(v) Approval of an amendment of the Company's Articles of Incorporation that would require an approval of the Company for an acquisition by transfer of shares issued upon exercise of share warrants, or that would allow the Company to acquire all such shares with the approval by shareholders in a general meeting of shareholders.

(9) Policy regarding cancellation of share warrants in the event of reorganization and issuance of share warrants of a subject company of reorganization

If the Company conducts a merger (but only when the Company is the dissolving company), company split, share exchange or share transfer (collectively the "corporate reorganization"), the Company shall grant the persons holding share warrants existing immediately before the effectiveness of the corporate reorganization (the "existing share warrants") stock acquisition rights of the joint stock company as stipulated in Article 236, paragraph 1-8, items (a) to (e) (the "subject company") in accordance with the following conditions. In such event, the existing share warrants shall be canceled and the share warrants of the subject company shall be newly issued. This only applies in cases where such grant of share warrants is stipulated in the applicable merger contract, statutory consideration contract, company split contract, share exchange contract or share transfer plan.

(i) The number of share warrants of the subject company to be granted

The number of share warrants of the subject company to be granted shall be the same as the number of existing share warrants.

(ii) The type of shares of the subject company to be issued upon exercise of share warrants

Common stock of the subject company.

(iii)The number of shares of the subject company to be issued upon exercise of share warrants

It shall be determined following Item 3 above, considering the terms and conditions of the company reorganization.

(iv) Amount to be paid upon exercise of share warrants

The amount payable to the Company upon exercise of share warrants shall be determined by multiplying one (1) yen, the per-share exercise price of the subject company, by the number of shares of the subject company to be issued upon exercise of such share warrants as determined in accordance with (iii) above.

(v) Exercise period of share warrants

The exercise period of share warrants shall begin on the date of commencement of the exercise period stipulated in Item 5 above or the effective date of the corporate reorganization, whichever is later, and end on the closing date of the exercise of such share warrants as determined in accordance with Item 5 above.

(vi) Matters concerning the amount of capital and additional paid-in capital increased by the issuance of the shares upon exercise of share warrants

Shall be determined in accordance with Item 6 above.

(vii) Restriction on the transfer of share warrants

Any transfer of share warrants requires the approval of the Board of Directors of the subject company.

(viii)Conditions regarding the acquisition of share warrants

Shall be determined in accordance with Item 8 above.

(ix) Additional conditions for the exercise of share warrants

Shall be determined in accordance with Item 11 below.

(10) Treatment of fractional shares upon exercise of share warrants

If fractional portion of shares were to be allotted upon exercise of share warrants, they shall be disregarded.

(11) Additional conditions for the exercise of share warrants

(i) A Share Warrants Holder may, during the period provided in Item 5 above, exercise their share warrants from the day following the date on which they lose their position as a director (including corporate officers, in the event that the Company should adopt a "Company with Committees" corporate governance system), statutory auditor, or executive officer of the Company or its consolidated subsidiaries (such a date is the "Start of the Exercise Period").

(ii) Regardless of (i) above, a Share Warrants Holder may exercise share warrants in the period provided below if either a. or b. occurs (provided that b. shall not apply if share warrants of the

Reorganized Company will be granted to the Share Warrants Holder in accordance with 9 above):

a. If the Start of the Exercise Period does not occur by June 7, 2026

Share warrants may be exercised for the period between June 8, 2026 and June 7, 2027

b. If a proposal to approve a merger contract, pursuant to which the Company shall be a dissolving company, or a proposal to approve a share exchange agreement or a share transfer plan where the Company shall become a wholly-owned subsidiary of another company, is approved at the Company's general meeting of shareholders, or, if such a proposal is approved by the Board of Directors when approval by the general meeting of shareholders is not necessary.

Share warrants may be exercised for a period of fifteen (15) days from the date immediately following the relevant approval date.

(iii) If a Share Warrants Holder waives their share warrants, they may not exercise the relevant share warrants.

(iv) No partial exercise of a single share warrant is allowed.

(12) Calculation of the amount to be paid for share warrants

The amount to be paid for share warrants shall be the option price per share calculated based on the following formula, multiplied by the number of shares to be issued upon exercise of share warrants.

$$C = Se^{-qT}N(d) - Xe^{-rT}N\left(d - \sigma\sqrt{T}\right)$$

In this formula,

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

(i) C=option price per share

(ii) S=share price: the regular closing price of the Company's common stock on the Tokyo Stock Exchange on June 7, 2007(or the standard price on the following trading day if there is no closing price on that date)

(iii) X=exercise price: 1 yen

(iv) T=expected duration: 10 years

(v) σ= volatility: rate of stock price variability, which is calculated based upon the closing prices of ordinary shares of the Company in the regular trading thereof on the last trading day of each month in the preceding 10 years (from June 1997 to May 2007)

(vi) r= risk-free interest rate: the interest rate on Japanese government bonds for the remaining years corresponding to the expected duration

(vii) q= dividend yield: dividends per share (actual dividends paid in the period of the first half of

fiscal year ended on July 31, 2006 and fiscal year ended on January 31, 2007) ÷ share price as provided in (ii) above

(viii) $N(\cdot)$=cumulative distribution function of the standard normal distribution

The amount calculated based on the above formula is the fair value of the share warrants. The Company will pay the person to whom share warrants are allotted monetary compensation equal to the said amount and offset their rights to request compensation from the Company against their payment obligations to be paid for the share warrants.

(13) Date of allotment of share warrants

Date of allotment of share warrants shall be June 7, 2007.

(14) Date of payment of consideration in exchange of share warrants

Date of payment of consideration in exchange of share warrants shall be June 7, 2007.

(15) Persons to whom the share warrants are allotted, the number of those persons, and the number of share warrants to be allotted

39 units of share warrants shall be allotted to 13 directors, and 16 units to 13 executive officers of the Company.

*** *** ***

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Corporate Communications Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3369
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.

Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

May 17, 2007

By: Yoshiro Kubota

Yoshiro Kubota
Director & Senior Managing Executive Officer

END